Christopher Carroll Senior Vice President and Chief Accounting Officer Interpublic Group 909 Third Avenue New York, NY 10022 www.interpublic.com (212) 704-1200

FOIA CONFIDENTIAL TREATMENT REQUESTED BY THE INTERPUBLIC GROUP OF COMPANIES, INC. PURSUANT TO RULE 83

CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS OF THIS LETTER. INFORMATION THAT WAS OMITTED IN THE EDGAR VERSION HAS BEEN NOTED IN THIS LETTER WITH A PLACEHOLDER IDENTIFIED BY THE MARK "[***]".

July 27, 2017

Via Email and Edgar Transmission
Mr. Larry Spirgel
Assistant Director, Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:    The Interpublic Group of Companies, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2016
Filed February 21, 2017
Form 8-K
Filed February 10, 2017
File No. 001-06686

Dear Mr. Spirgel:
By letter dated June 30, 2017, the staff of the Division of Corporate Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) provided certain comments on the Annual Report on Form 10-K of The Interpublic Group of Companies, Inc. (the “Company,” “Interpublic” or “we”) for the year ended December 31, 2016 and our Form 8-K filed on February 10, 2017. This letter sets forth our responses to these comments. For convenience, we have reproduced the comments below in italics and have provided responses immediately below each comment.

CONFIDENTIAL TREATMENT REQUEST BY THE INTERPUBLIC GROUP OF COMPANIES, INC.
THE INTERPUBLIC GROUP OF COMPANIES, INC. 1

Mr. Larry Spirgel
United States Securities and Exchange Commission

Because of the confidential nature of information contained herein, this submission includes a request for confidential treatment for selected portions of this letter, as indicated by [***], with respect to the Freedom of Information Act (“FOIA”). We have filed a separate letter with the Office of Freedom of Information and Privacy Act (the “FOIA Office”) in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests (17 C.F.R. § 200.83) (“Rule 83”). A complete version of the response letter has been separately filed with the Staff.
Please promptly inform the Company of any request for disclosure of the confidential portions herein made pursuant to FOIA or otherwise so that the undersigned may substantiate the foregoing request for confidential treatment in accordance with Rule 83.
Form 10-K for Fiscal Year Ended December 31, 2016
Business, page 2

1.
We note that at page 8, you state that you must comply with anti-corruption laws, export controls and economic sanctions. You also state that your industry is subject to multiple regulations that could restrict your activities or negatively impact your performance or financial condition, including privacy and advertising regulations. You have not, however, included a summary of these laws, regulations and other matters. In future filings, consider including a summary of the laws and regulations that materially affect your business.

To provide further context to its discussion of these legal and regulatory risks appearing in Item 1A, Risk Factors, in response to the Staff's comment, in future filings, beginning with the Annual Report on Form 10-K for the fiscal year ending December 31, 2017, the Company will expand its discussion within Item 1, Business, to include a summary of the principal types of laws and regulations applicable to the Company and its operations that could materially impact the Company’s business or results of operations.
Segment Operating Income, pages 22 and 23.

2.
Please revise your analysis to address the significant drivers of segment operating income, including major business wins or losses and practice areas and/ or disciplines that were more profitable than others and the reasons why. In this regard, we note that your analysis appeared to be focused primarily on cost. Refer to Item 303(a)(3)(i) of Regulation S-K.

CONFIDENTIAL TREATMENT REQUEST BY THE INTERPUBLIC GROUP OF COMPANIES, INC.
THE INTERPUBLIC GROUP OF COMPANIES, INC. 2

Mr. Larry Spirgel
United States Securities and Exchange Commission

The Company respectfully advises the Staff that the Company organizes the Segment Results of Operations disclosure in Item 7, Management’s Discussion and Analysis of Financial Condition and Results of Operations, by separating Revenue and Segment Operating Income for each of its segments. The Revenue section includes a detailed discussion of segment organic revenue changes by regions, disciplines and client sectors, including reference to wins and losses and changes in client spend. The Company’s discussion of Segment Operating Income further expands on the costs of operations in order to provide additional detail on the Company’s management of operational expenses. The Company believes that when the Segment discussion is read in its entirety that a full understanding of segment results can be attained.
In light of the above, in response to the Staff's comment, in future filings the Company will include appropriate references to the discussion of Revenue in the Segment Operating Income section for clarity.
Liquidity and Capital Resources, page 24

3.
We note that in 2016, you experienced a significant net working capital usage primarily attributable to your media businesses. With a view towards an expanded discussion of liquidity, please tell us the nature of the underlying transactions during 2016 which led to your negative working capital balance and how long you expect this trend to continue.

As noted in the Staff’s comment, Interpublic’s working capital performance is primarily impacted by our media businesses. Interpublic’s working capital performance is subject to volatility as our media businesses buy media on behalf of our clients and are affected by their spending patterns across various countries. The amounts involved, which substantially exceed our revenues, primarily affect the level of accounts receivable, expenditures billable to clients, accounts payable and accrued liabilities. Our assets include both cash received and accounts receivable from clients for these billable media costs, while our liabilities include amounts owed on behalf of clients to suppliers.
Due to the seasonality of our business, we typically use cash from working capital in the first half of a year and generate cash from working capital in the second half of a year, with the largest impacts generally in the first and fourth quarters. Our fourth quarter typically generates cash from working capital due to the seasonally strong media spending by our clients for the holiday season, and we use cash from working capital in the first quarter of the following year for the related payments made to the media suppliers on behalf of our clients. Set forth below is the net cash (used)/generated in working capital on a quarterly and annual basis from 2014 to present.

CONFIDENTIAL TREATMENT REQUEST BY THE INTERPUBLIC GROUP OF COMPANIES, INC.
THE INTERPUBLIC GROUP OF COMPANIES, INC. 3

Mr. Larry Spirgel
United States Securities and Exchange Commission

Net Cash (Used) Generated in Working Capital $Ms
Year	Q1	Q2	Q3	Q4	Total
2014	(723)	(24)	(12)	645	(113)
2015	(785)	41	156	489	(99)
2016	(695)	(121)	324	78	(414)
2017	(439)	25
Quarterly and annual working capital results are impacted by the fluctuating annual media spending budgets of our clients as well as the media spending patterns of our clients throughout each year across various countries. From time to time, media spending patterns of our clients can change. For 2016, as shown above, our third quarter working capital generation was very strong due to the shifting of several clients’ media spending budgets into the third quarter from the fourth quarter. This shift resulted in corresponding payments being made to media suppliers in the fourth quarter of 2016 rather than in 2017, which partially offset the working capital generation from the typical holiday spending in the fourth quarter of 2016. As a result of this media spending shift in 2016 between the third and fourth quarters, we experienced a notable working capital use in 2016. Although we expect full year working capital results to vary from year to year as it is subject to the timing of media spending by our clients, we currently do not expect the 2016 increase in working capital use, as a result of this shift in timing, to be a trend.
In future filings, the Company will ensure that, as appropriate, factors that influence working capital are explained in detail particularly as it relates to the Company’s liquidity.
Consolidated Statements of Operations, page 37

4.	Please revise your income statement presentation to fully comply with the line item requirements of Rule 5-03 of Regulation S-X.
We believe it is important to note that the Company has reviewed the Staff’s comment in conjunction with the Company’s evaluation of and preparation for the adoption of ASC 606, Revenue from Contracts with Customers. As disclosed in our Quarterly Report on Form 10-Q for the period ended June 30, 2017, while the Company is still evaluating the transition method we will adopt, the current intention is to use the full retrospective method to implement the new standard. The Company is still evaluating the impact of adoption and is considering various revised income statement presentations to use in connection with the adoption, which will be reflected beginning with the filing of the Company’s Quarterly Report on Form 10-Q for the fiscal period ending March 31, 2018. The revised income statement presentation will also comply with the requirements of Rule 5-03 of Regulation S-X.

CONFIDENTIAL TREATMENT REQUEST BY THE INTERPUBLIC GROUP OF COMPANIES, INC.
THE INTERPUBLIC GROUP OF COMPANIES, INC. 4

Mr. Larry Spirgel
United States Securities and Exchange Commission

In response to the Staff's comment, we have reviewed the Company’s income statement presentation in relation to the requirements of Rule 5-03 of Regulation S-X. We believe we are in compliance with the line item requirements for the reasons set forth below:

1.	Net sales and gross revenues: The Company only has sales from services and as such our revenues are presented as one caption, “Revenue.”

2.
Costs and expenses applicable to sales and revenues: We consider all of our operating costs to fall within the “cost of services” category, the most significant of which is Salaries and Related Expenses, which comprised 73% of our total operating expenses for the fiscal year ended December 31, 2016. There remain no other individual operating expense categories material enough to require separate presentation; and as such, we aggregate those costs into “Office and general expenses,” which accurately describes the nature of these costs.

3.	Other operating costs and expenses: Not applicable as all operating expenses are presented, as explained under 2, above.

4.	Selling, general and administrative: Not applicable as all operating expenses are presented, as explained under 2, above.

5.
Provision for doubtful accounts and notes: We do not consider this amount to be material and therefore it is included within “Office and general expenses.” This amount is further included on the Consolidated Statement of Cash Flows and disclosed in Note 5, Supplementary Data.

6.	Other general expenses: We do not consider this amount to be material and therefore it is included within “Office and general expenses” as well as disclosed in Note 5, Supplementary Data.

7.
Non-operating income: This amount is presented net with Item 9 as “Other expense, net.” “Interest income” is stated separately. Material components of both non-operating income and expense are presented in Note 5, Supplementary Data.

8.	Interest and amortization of debt discount and expense: This is presented as “Interest expense” and is inclusive of the amortization of debt discount.

CONFIDENTIAL TREATMENT REQUEST BY THE INTERPUBLIC GROUP OF COMPANIES, INC.
THE INTERPUBLIC GROUP OF COMPANIES, INC. 5

Mr. Larry Spirgel
United States Securities and Exchange Commission

9.	Non-operating expenses: This amount is presented net with Item 7 as “Other expense, net.” Material components of both non-operating income and expense are presented in Note 5, Supplementary Data.
Note 12. Segment Information, page 68

5.
We note your statement that “IAN’s operating divisions share similar economic characteristics and are similar in other areas, specifically related to the nature of their services, the manner in which the services are provided and the similarity of their respective customers.” To help us understand how you applied the guidance in FASB ASC 280, please provide us with the following information:

a.	the operating divisions within IAN which may be characterized as operating segments;

b.	a comparison and contrast of the IAN operating segments relative to the areas listed in ASC 280-10-50-11(a) to (e);

c.	your consideration of differences among the IAN operating segments and why you determined that disaggregation was not warranted;

d.	how the primary service offering of each operating segment and respective brand distinction are considered in your aggregation analysis;

e.	each operating segment’s historical and projected revenues, gross margin, operating margin, and measure of segment profitability; and

f.	how CMG’s service lines are similar to those offered by IAN (per your disclosure).
In response to the Staff's comment, we are providing the following information;

a.	The operating divisions within IAN that the Company characterizes as operating segments are McCann, FCB, MullenLowe, IPG Mediabrands, Hill Holliday, Carmichael Lynch, Tierney, R/GA, Huge, and Deutsch.

b.
The operating segments within IAN provide a comprehensive array of global communications and marketing services, each offering a similar range of services for our clients. Our operating segments include our Global Networks (McCann, FCB, MullenLowe and IPG Mediabrands), which operate worldwide. Our Integrated Agencies (Hill Holliday, Carmichael Lynch, Tierney, R/GA, Huge, and Deutsch) are primarily domestic and provide a full range of advertising, marketing communications

CONFIDENTIAL TREATMENT REQUEST BY THE INTERPUBLIC GROUP OF COMPANIES, INC.
THE INTERPUBLIC GROUP OF COMPANIES, INC. 6

Mr. Larry Spirgel
United States Securities and Exchange Commission

services and/or marketing services and also partner with our global networks as needed. IAN’s operating segments serve similar clients, in similar industries, and in many cases the same clients across a variety of geographical regions. Additionally, many IAN operating segments frequently compete or collaborate in the same client pitches, and from time to time clients may move across operating segments from one Interpublic agency to another. Operating segments share similar economic characteristics, with the main economic components of each agency being the salary and service costs associated with providing professional services, the office and general costs associated with office space and occupancy, and other costs to support the business. See below for additional details and qualitative factors supporting the specific aggregation criteria listed in ASC 280-10-50-11(a) to (e) as applicable to our IAN segment:

a.
Nature of products and services: All operating segments within IAN provide communications and marketing creative services to clients. These services are designed to distribute a message about a particular company and/or its products or services. In addition, all operating segments have media offerings with capabilities in media planning, research, negotiating and buying.

b.
Nature of production process: The production process, which principally revolves around the planning and execution of advertising programs in various media and the planning and execution of other marketing and communications programs, is similar for all operating segments in IAN in that employee salaries and related expenses, direct service costs and occupancy costs are the primary components of the total costs incurred by each operating segment to service clients. It is also common for agencies to target the same prospective employees and for employees to move between agencies, including within IAN, working in similar capacities.

c.
Types of customers: Customers for all IAN operating segments are composed of companies who want to deliver a message about their company and/or products or services. These clients include both local and multinational companies and are

CONFIDENTIAL TREATMENT REQUEST BY THE INTERPUBLIC GROUP OF COMPANIES, INC.
THE INTERPUBLIC GROUP OF COMPANIES, INC. 7

Mr. Larry Spirgel
United States Securities and Exchange Commission

companies ranging across a variety of industry sectors including telecommunications, automobiles, technology, financial services, consumer goods, healthcare, retail and other industry sectors. Further, IAN’s operating segments all compete for the same client assignments, serve clients in similar industries and quite often the same clients are serviced by multiple operating segments.

d.
Method of distribution: The final products of the advertising, communications and marketing professional services provided by all IAN operating segments are distributed through a media outlet, be it digital, print, television, radio, public event or other.

e.
Nature of regulatory environment: Generally, all of Interpublic’s operating segments are subject to the same laws and regulations, and specifically may be subject to regulation based on a client’s industry or business. Laws and regulations apply to all Interpublic businesses operating in applicable jurisdictions.

c.
Differences among IAN operating segments primarily relate to size, which range from large, multinational networks to domestic-only agencies; however, the nature of the services provided remains similar. Additionally, operating margins of each of the operating segments may vary due to the distribution of an operating segment’s business between international or domestic locations, the impact of global or local economic conditions on certain industries, the spending levels of certain clients or the gain or loss of client(s). Our Integrated Agencies are primarily domestic and, as a result, tend to have slightly higher margins than the Global Networks overall. However, the average operating margin of the domestic agencies within our Global Networks is higher and more consistent with the margins of the Integrated Agencies. For each of these reasons, we determined that disaggregation was not warranted.

d.
The primary service offering of each operating segment is a comprehensive array of communications and marketing services. Although each of the IAN operating segments maintains its own respective brand distinction, the service offerings remain similar across all IAN operating

CONFIDENTIAL TREATMENT REQUEST BY THE INTERPUBLIC GROUP OF COMPANIES, INC.
THE INTERPUBLIC GROUP OF COMPANIES, INC. 8

Mr. Larry Spirgel
United States Securities and Exchange Commission

segments, thus aggregation is warranted. Additionally, many IAN operating segments provide services to the same clients and frequently compete or collaborate in the same client pitches.

e.
We reviewed the long-term financial performance and economic characteristics of the operating segments within IAN to determine if they were comparable by evaluating historical, current, and projected operating income margins. Revenue levels of our operating segments are not comparable due to their varying sizes; however, revenue growth is similarly impacted by economic factors and industry trends. The operating margins of each of the operating segments may vary due to global economic conditions and the service mix of client spending as noted above. Our Integrated Agencies are primarily domestic and as a result tend to have slightly higher margins than the Global Networks overall. However, the operating margins of the domestic agencies within our Global Networks are higher and more in line with the margins of the Integrated Agencies. We determined that operating margin is the appropriate metric of segment profitability to measure performance of operating segments as this is a key metric reviewed by our CODM (our CEO) and presented to the Audit Committee and Board of Directors.

Rule 83 Confidential Treatment Request by The Interpublic Group of Companies, Inc. Request #1

	2014-2016	2014-2016 Operating Margin			Budgeted 2017
Operating Unit	Avg. Revenue $Ms	High	Low	Weighted Average	Revenue $Ms	Operating Margin

A	[***]	[***]	[***]	[***]	[***]	[***]
B	[***]	[***]	[***]	[***]	[***]	[***]
C	[***]	[***]	[***]	[***]	[***]	[***]
D	[***]	[***]	[***]	[***]	[***]	[***]
E	[***]	[***]	[***]	[***]	[***]	[***]
F	[***]	[***]	[***]	[***]	[***]	[***]
G	[***]	[***]	[***]	[***]	[***]	[***]
H	[***]	[***]	[***]	[***]	[***]	[***]
I	[***]	[***]	[***]	[***]	[***]	[***]
J	[***]	[***]	[***]	[***]	[***]	[***]

IAN	[***]	[***]	[***]	[***]	[***]	[***]

CONFIDENTIAL TREATMENT REQUEST BY THE INTERPUBLIC GROUP OF COMPANIES, INC.
THE INTERPUBLIC GROUP OF COMPANIES, INC. 9

Mr. Larry Spirgel
United States Securities and Exchange Commission

The Interpublic Group of Companies, Inc. respectfully requests that the information contained in this Request #1 be treated as confidential information and that the Commission provide timely notice to the individual noted on the Company's accompanying Rule 83 cover letter prior to disclosure of any such information.
In consideration of the information provided, the Company believes that long-term financial performance should be considered. The Company expects closer convergence of the operating margins of the various operating segments within IAN over time. Margins of the Company’s operating segments are influenced by the ability to gain and maintain business as well as efficiently manage costs. Operating segments’ abilities to manage costs are impacted by geographical footprint needs to service global clients, local labor regulations and real estate commitments.

f.
The agencies we include within our CMG segment specialize in distinct marketing specialist services, and these services have a different distribution model and margin structure than the primary business offerings of the agencies within IAN. CMG agencies share some similarities with service lines offered by IAN. In the carrying out of its primary service offerings (including public relations, meeting and event production, sports and entertainment marketing, corporate and brand identity, and strategic marketing consulting), traditionally called “below the line” services, CMG will also provide, to a lesser extent, similar services to those operating segments of IAN, such as creative services, media buying and planning, production, etc. CMG services are typically included in separate budgets than services provided by IAN and are also often managed by different client functions. Each of our operating segments provides a comprehensive array of advertising and marketing services for our clients, and commingling of services may occur; however, the vast majority of services provided by CMG, margin structure, and distribution model remain dissimilar to those of IAN, warranting separate segment presentation.

6.	Please disclose the revenues from your service offering by primary discipline. Refer to ASC 280-10-50-40.
In response to the Staff’s comment, the Company believes it would be impracticable to disclose revenues by primary discipline due to the integration of service offerings within each of our operating segments, and the Company does not aggregate revenue by discipline for purposes of

CONFIDENTIAL TREATMENT REQUEST BY THE INTERPUBLIC GROUP OF COMPANIES, INC.
THE INTERPUBLIC GROUP OF COMPANIES, INC. 10

Mr. Larry Spirgel
United States Securities and Exchange Commission

preparing its financial statements. All of the Company’s agencies perform services in multiple disciplines, and the Company’s integrated approach to client service (described in its Annual Report on Form 10-K within Item 1, Business) also facilitates servicing clients in multiple disciplines within the same contract.
Our current disclosures regarding disciplines are based on the predominant service offering by each operating segment and are meant to be qualitative in nature and to provide investors with incremental information to evaluate the Company’s financial and operational performance using similar metrics as the Company’s management. The Company’s disclosures are not meant to quantify revenue by service offering but rather describe the performance of certain groupings of agencies (for example, our digital specialist agencies).
Form 8-K Filed February 10, 2017
Exhibit 99.1.2
Reconciliation of Adjusted Results

7.
We note your presentation of “Adjusted Results” which constitutes a non-GAAP measure. Please caption this measure as non-GAAP or state in a related footnote that it is a non-GAAP measure. Additionally, please state why this information is useful to investors and how it is used by management. Refer to Item 10(e)(i)(C)-(D) of Regulation S-K and Instruction 2 to Item 2.02 of the Form 8-K.

In response to the Staff's comment, in its future filings, and as filed on the Current Report on Form 8-K on July 25, 2017, related to the earnings report for the quarter ended June 30, 2017, if ”Adjusted Results” is shown, the Company will title the table “Reconciliation of Adjusted Non-GAAP Results.”
Adjusted Results are provided to allow investors to assess the performance of the Company excluding certain income and expense items. As has been the Company’s practice, an accompanying footnote to each such table will provide a statement on management’s belief on why the resulting comparisons provide additional relevant data that is useful to investors in order to evaluate the performance of the Company. The Company respectfully informs the Staff that management does not use these non-GAAP financial measures for additional purposes.

CONFIDENTIAL TREATMENT REQUEST BY THE INTERPUBLIC GROUP OF COMPANIES, INC.
THE INTERPUBLIC GROUP OF COMPANIES, INC. 11

Mr. Larry Spirgel
United States Securities and Exchange Commission

* * *
If you have any questions or require any additional information with respect to the above, please do not hesitate to contact me at (212) 704-1430.
Sincerely,
/s/ Christopher Carroll
Christopher Carroll
Senior Vice President,
Controller and Chief Accounting Officer

CONFIDENTIAL TREATMENT REQUEST BY THE INTERPUBLIC GROUP OF COMPANIES, INC.
THE INTERPUBLIC GROUP OF COMPANIES, INC. 12